UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. )*

Previo Inc (Name of Issuer)
Common Stock (Title of Class of Securities)
74138B105 (CUSIP Number)
Gregg Schneider 10445 Wilshire Boulevard #1806 Los Angeles, CA 90024 310 470 5107 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 09, 2005 (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ·· 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   (    )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See · 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 74138B105

1.	Names of Reporting Persons. Gregg Schneider I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group* (a.) ( ) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 500,000

	8.	Shared Voting Power

	9.	Sole Dispositive Power 500,000

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 7.25%

14.	Type of Reporting Person BD
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Item 1. Security and Issuer Common Stock of Previo, Inc 12636 HIGH BLUFF DRIVE, 4TH FLOOR, SAN DIEGO, CALIFORNIA 92130-2093 (858) 793-2800

Item 2. Identity and Background.

(a)	Name: Gregg Schneider

(b)	Residence or business address: 10445 Wilshire Boulevard #1806

(c)	Present Principal Occupation or Employment: Same as above

(d)	Criminal Conviction: NO

(e)	Court or Administrative Proceedings: NO

(f)	Citizenship: USA

Item 3. Source and Amount of Funds or Other Consideration: Personal funds.

Item 4. Purpose of Transaction

            State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

         Mr. Schneider purchased these shares to participate in the final liquidating distribution of Previo, INC, which he believes will be approximately .08/share. If the company is able to settle its few liabilities at any discount, this amount could be slightly more, in his opinion. The company has previously given a range of .07-.082/share. Mr. Schneider applauds the company for having continually conducted its liquidation and dissolution in a very orderly manner and having already paid out well over $2.00 cash/share to shareholders.

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(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;
From time to time, as prices and market conditions allow, Mr. Schneider may purchase additional shares
(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;
Previo Inc. is liquidating.
(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;
same as above
(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
No
(e) Any material change in the present capitalization or dividend policy of the issuer;
Previo Inc. is liquidating
(f)

Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

same as above
(g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
same as above
(h)

Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

same as above, Previo Inc. currently trades on the pinksheets.
(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
Previo Inc. is liquidating
(j) Any action similar to any of those enumerated above.
None besides those mentioned in "purpose of transaction"

Item 5. Interest in Securities of the Issuer.

(a)	Ownership of 7.25% of Common Stock of Previo, Inc.

(b)	Gregg Schneider 500,000 shares

(c)	500,000 shares of Previo Inc, were purchased in open market transactions for a total consideration of $27,875.00

Transaction Date	Shares or Units Purchased (Sold)	Price per Share or Unit
04.06.2005 04.07.2005 08.09.2005	250,000 175,000 75,000	.055/share ..055/share ..06/share

(d)	No

(e)	N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer. None
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Item 7. Material to be Filed as Exhibits. None

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 11, 2005
By:	/s/ Gregg Schneider Gregg Schneider

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